Exhibit 99.1

New Gold Reports Strong Fourth Quarter

Rainy River Achieves Revised Annual Guidance
New Afton Exceeds Annual Guidance

TORONTO, Jan. 8, 2019 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) reports strong fourth quarter operating results from the Rainy River and New Afton Mines, with Rainy River achieving annual revised gold production guidance and New Afton exceeding annual gold production guidance as well as achieving the high end of annual copper production guidance. (All amounts are in US dollars unless otherwise indicated.)

Fourth Quarter and Recent Operational Highlights

  Total gold production for the quarter was 110,559 ounces and 455,448 ounces for the year, including 97,428 ounces and 315,483 ounces, respectively, from continuing operations1.
  The Rainy River Mine reported best ever quarterly gold production of 77,202 ounces, a 39% increase over the prior quarter. The stronger operational performance achieved in September continued into the fourth quarter with the last four months of the year contributing 45% of the 227,284 ounces produced for the year, achieving revised annual guidance.
  The New Afton Mine delivered another solid quarter with gold production of 18,778 ounces, contributing to annual production of 77,329 ounces, which exceeded the high end of annual guidance. New Afton produced 20.8 million pounds of copper for the quarter and 85.1 million pounds for the year, achieving the high end of annual guidance.
  During the quarter, mine closure activities continued at the Cerro San Pedro Mine and 1,448 gold ounces were recovered from residual leaching of the heap leach pads.
  Consistent with the renewed vision of repositioning the Rainy River Mine for long-term success, the Company has adopted a disciplined approach to capital allocation as well as mine life optimization. Accordingly, management has deferred the 2019 underground mine development plan to 2020. During 2019, the Company will launch a comprehensive review that includes alternative underground mining scenarios with the overall objective of reducing capital and improving the return on investment for the underground portion of the life of mine. Further details will be provided in the 2019 guidance press release, scheduled for release in the second half of January.
  An internally funded development strategy for the New Afton C-zone has been launched, which will extend mine life to 2030 with robust economics. Further details will be provided in the 2019 guidance press release, scheduled for release in the second half of January.

"We are pleased to report a strong fourth quarter at both Rainy River and New Afton. It is encouraging to see the improvement in overall performance achieved at Rainy River in the final four months of the year. This marks a pivotal turning point for Rainy River as we reposition the asset for long-term success. The stronger production delivered during these months allowed the operation to comfortably meet revised annual production guidance. The New Afton Mine reported solid quarter-over-quarter results throughout the year and exceeded annual gold production guidance while meeting the high end of annual copper production guidance," stated Renaud Adams, CEO. "We begin 2019 on a positive note and we expect to build on the successes achieved at Rainy River in 2019 with a disciplined strategy of driving operational and cost efficiencies throughout the operation. It is with a renewed commitment that we have relaunched a development strategy for the New Afton C-zone which will significantly extend the mine life of this core asset and unlock its long-term value potential. We look forward to delivering positive results from both our core assets to create sustainable shareholder value."

1. Continuing operations include the Rainy River, New Afton and Cerro San Pedro Mines.

Fourth Quarter and Annual Production Highlights

Gold Produced (oz)	Q1 18	Q2 18	Q3 18	Q4 18	2018	2018 Guidance
Rainy River	39,325	55,219	55,538	77,202	227,284	210,000 – 250,000
New Afton	19,998	18,637	19,916	18,778	77,329	55,000 – 65,000
Cero San Pedro	4,448	2,895	2,079	1,448	10,870	10,000 – 15,000
Total Produced - Continuing Operations[1] (oz)	63,771	76,751	77,533	97,428	315,483	275,000 – 330,000
Mesquite[2]	33,111	31,799	36,492	13,131	114,533	140,000 – 150,000
Peak[3]	25,433	-	-	-	25,433	N/A
Total Gold Produced (oz)	122,315	108,550	114,025	110,559	455,448	415,000 – 480,000
Copper Produced (Mlbs)	Q1 18	Q2 18	Q3 18	Q4 18	2018	2018 Guidance
New Afton	22.2	20.4	21.7	20.8	85.1	75 - 85
Total Produced - Continuing Operations[1] (Mlbs)	22.2	20.4	21.7	20.8	85.1	75 - 85
Peak[3]	4.4	-	-	-	4.4	N/A
Total Copper Produced (Mlbs)	26.6	20.4	21.7	20.8	89.5	75 - 85

1.	Continuing operations include the Rainy River, New Afton and Cerro San Pedro Mines.
2.	The Company completed the sale of the Mesquite Mine on October 30, 2018.
3.	The Company completed the sale of Peak Mines in early April 2018.

Rainy River Mine Operational Highlights

Rainy River Mine	Q1 18	Q2 18	Q3 18	Q4 18	2018
Tonnes mined per day (ore and waste)	112,432	107,416	102,290	111,507	108,392
Ore tonnes mined per day	36,296	36,043	30,439	32,054	33,687
Strip ratio (waste:ore)	2.1	1.98	2.36	2.48	2.22
Tonnes milled per calendar day	17,534	16,549	16,962	20,668	17,934
Tonnes milled run rate[1]	22,771	22,364	22,318	25,835	23,291
Gold grade milled (g/t)	1.08	1.24	1.21	1.42	1.25
Gold recovery (%)	81%	87%	87%	89%	86%
Mill availability (%)	77%	74%	76%	80%	77%
Gold production (oz)	39,325	55,219	55,538	77,202	227,284

1.	Run rate is defined by (total tonnes milled / mill availability) / calendar days.

  In the first full year of operations, Rainy River's safety performance continued to improve throughout the year with the mine reporting a 0.93 Total Reported Injury Frequency Rate (TRIFR) by the end of the year, as compared to 2.94 in 2017.
  During the fourth quarter, the Rainy River Mine reported continued improvement in overall operational performance and delivered the best ever quarterly gold production of 77,202 ounces (66,123 ounces sold) and 227,284 ounces (214,804 sold) for the year, achieving revised annual guidance.
  The mill run rate averaged 25,835 tonnes per day for the quarter, the first full quarter in which the mill averaged a daily run rate above the target 24,000 tonnes per day. Milling operations were suspended for approximately ten days during the quarter in order to repair the Semi-Autogenous Grinding (SAG) mill starter and to address the ball mill trunnion, which will be replaced during the first quarter of 2019.
  Mill gold recovery for the quarter was 89%. During the quarter, considerable efforts were deployed to improve the carbon regeneration and stripping circuits, allowing for an improved overall recovery of more than 90% during the second half of December. Mill recoveries are expected to continue to improve over the next two quarters as ongoing mill upgrades and the optimization of the grinding circuit are completed.
  A total of 10.3 million ex-pit tonnes were mined during the quarter, for an average of 111,507 tonnes per day, including 2.53 million tonnes of medium and high-grade ore.
  Grade reconciliation for the quarter continued to be in line with the resource and dig-shape models, providing additional confidence in the deposit.
  Consistent with the renewed vision of repositioning the Rainy River Mine for long-term success, the Company has adopted a disciplined approach to capital allocation as well as mine life optimization and accordingly, management has deferred the 2019 underground mine development plan to 2020. During 2019, the Company will launch a comprehensive review that includes alternative underground mining scenarios with the overall objective of reducing capital and improving the return on investment for the underground portion of the life of mine. Further details will be provided in the 2019 guidance press release, scheduled for release in the second half of January.

New Afton Mine Operational Highlights

New Afton Mine	Q1 18	Q2 18	Q3 18	Q4 18	2018
Underground mine tpd	16,751	13,654	17,105	17,099	16,156
Gold grade milled (g/t)	0.57	0.50	0.55	0.51	0.53
Gold recovery (%)	84.1	85.5	84.7	83.5	84.5
Gold production (oz)	19,998	18,637	19,916	18,778	77,329
Copper grade milled (%)	0.94	0.82	0.89	0.82	0.87
Copper recovery (%)	83.2	83.8	83.0	83.0	83.2
Copper production (Mlbs)	22.2	20.4	21.7	20.8	85.1

  The New Afton Mine achieved a significant safety milestone in late December reaching one million person hours without lost-time injury.
  The mine produced 18,778 gold ounces for the quarter and 77,329 ounces for the year, exceeding the high end of annual guidance. Copper production for the quarter was 20.8 million pounds and 85.1 million pounds for the year, reaching the high end of annual guidance.
  An ore segregation strategy commenced during the quarter and was further enhanced with the recent commissioning of an ore scanner, which is expected to increase overall mill grade.
  The initial phase of a two-phase mill upgrade to address supergene ore recovery was completed on time and on budget during the quarter, which included the installation of pressure jigs and a magnetic separator with commissioning currently underway. The second phase of the planned upgrade will be launched during the first quarter of 2019 with commissioning scheduled for the third quarter.
  An internally funded development strategy for the New Afton C-zone has been launched. The development of the C-zone would provide mine life extension to 2030 with robust economics. Further details will be provided in the upcoming 2019 guidance press release scheduled for release in the second half of January.

Corporate Highlights

  The sale of the Mesquite Mine was completed in the quarter for gross proceeds of $158 million, providing enhanced liquidity to advance the Company's short-term operational plan.
  Mr. Rob Chausse was appointed as Chief Financial Officer effective November 5, 2018. Mr. Chausse brings more than 25 years of international finance experience exclusively in the mining sector that enhances the collective experience of the leadership team.
  On December 11, 2018, the Company announced a restructuring of the senior leadership team to better align the corporate structure with the smaller asset base of two operating assets, the Rainy River and New Afton Mines, as well as the Blackwater project.

Upcoming News

  2019 Guidance (second half of January).
  Q4 Financial Results and updated Reserves and Resources (before market February 14).
  First Quarter 2019 production preview (mid-April).

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company. The Company has a portfolio of two core producing assets in top-rated jurisdictions, the Rainy River and New Afton Mines in Canada. The Company also operates the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016). In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be a leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the launch in 2019 of a comprehensive review of alternative underground mining scenarios as well as potential operational and cost efficiencies at Rainy River; the sources of funding and potential financial performance of the C-zone development at New Afton; and the timing of future New Gold communications, including the 2019 guidance news release.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River mine and Blackwater project being consistent with New Gold's current expectations; and (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and  maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2019/08/c1038.html

%CIK: 0000800166

For further information: Anne Day, Vice President, Investor Relations, Direct: +1 (416) 324-6003, Email: anne.day@newgold.com; Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Toll free: +1 (888) 315-9715, Email: info@newgold.com

CO: New Gold Inc.

CNW 06:30e 08-JAN-19